SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For   22 April 2016

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Bank of Ireland Announces Voluntary Filing for Deregistration with the U.S. Securities and Exchange Commission

22 April 2016
___________________________________________________________________________

The Governor and Company of the Bank of Ireland (the "Group" or "Bank of Ireland") will voluntarily file a Form 15F with the U.S. Securities and Exchange Commission to terminate the registration of the Group's stock under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") as previously announced on 21 January 2015 and as stated within the preliminary statement for the year ended December 2015 published on 22 February 2016.

As a result of this filing, the Group's obligations under Section 13(a) and 15(d) of the Exchange Act, to file certain reports with the SEC, including annual reports on Form 20-F, will immediately be suspended.

Bank of Ireland remains firmly committed to engaging with the US investment community through continued dialogue and regular investor roadshows. The Group's ordinary stock shall continue to be listed on the Irish Stock Exchange and the London Stock Exchange.

Following deregistration, the Group intends to continue to post electronic versions of its annual and interim reports, interim management statements and press releases on its website: www.bankofireland.com/investor

For further information please contact:

Bank of Ireland
Andrew Keating             Group Chief Financial Officer                           +353 (0)766 23 5141
Mark Spain                      Director of Group Investor Relations              +353 (0)766 23 4850
Pat Farrell                         Head of Group Communications                     +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' 'can,' 'might,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries such as Greece and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to credit risk and to various types of market risks, such as interest rate risk and foreign exchange rate risk; the impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost reductions; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks; the Group's ability to meet customers' expectations in mobile, social, analytics and cloud technologies which have enabled a new breed of 'digital first' propositions, business models and competitors; uncertainty relating to the forthcoming UK European Union 'In / Out' referendum; failure to establish availability of future taxable profits, or a legislative change in quantum of deferred tax assets currently recognised; and difficulties in recruiting and retaining appropriate numbers and calibre of staff.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. Except as required by applicable law, the Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  22 April 2016